Exhibit 99.67

Enthusiast Gaming Planning to List on NASDAQ

Listing on NASDAQ will provide access to largest and most relevant capital market and positions Company to accelerate its business strategy

TORONTO, Nov. 09, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV), North America’s and the UK’s largest platform of communities for video game and esports fans is pleased to announce today that it has taken a significant step to enhance its investor profile by launching a new capital markets strategy focused on the United States (“US”). As a result, the Company has applied for and is in the process of preparing for a listing of its common shares on the NASDAQ Capital Market (“NASDAQ”).

Management of Enthusiast Gaming believes a NASDAQ listing will:

•	provide additional opportunities to attract institutional and retail investors, allowing the Company to broaden its investor base;

•	increase the visibility of the Company, its growth strategy, accomplishments and results to date;

•	enhance the Company’s brand in the US, thereby attracting additional partnership, sales, and M&A opportunities; and

•	raise the Company’s overall profile and ultimately enhance shareholder value.

Adrian Montgomery, CEO of Enthusiast Gaming commented, “We continue to see strong interest from investors both in the U.S. and internationally. A US listing has been on our radar as one of the many strategies to execute as part of our business plan. On the back of the transformative acquisition of Omnia Media in Q3, the timing is right to proceed with a listing. The US is the largest capital market in the world and our most prominent territory in terms of both the Company’s audience and revenue. A NASDAQ listing is a natural next step for the Company.”

Enthusiast Gaming reaches a verified audience of 65 million people monthly in the US across its 100 websites and 1,000 YouTube channels that deliver an engaging video game and Esports fan experience. Millions more follow our Luminosity Gaming celebrity gamers and influencers and teams including co-owned franchises, the Seattle Surge and the Vancouver Titans of Activision Blizzard’s Call of Duty League and Overwatch League, respectively, making Enthusiast Gaming the largest consolidated platform for gamers in North America. The Company also has a significant operational presence in the US, including a business office and broadcast studio in Los Angeles, and a sales office in New York.

In advance of an anticipated listing on the NASDAQ, Enthusiast Gaming will file a Form 40-F Registration Statement with the United States Securities and Exchange Commission (“SEC”). The listing of the Company’s common shares on the NASDAQ remains subject to the approval of the NASDAQ and the satisfaction of all applicable listing and regulatory requirements. The Company will continue to maintain the listing of its common shares on the Toronto Stock Exchange under the symbol “EGLX”.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for video game and Esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube channels, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to statements relating to the Enthusiast Gaming’s filing of a listing application with NASDAQ and its plans to file a Form 40-F with the SEC and any regulatory or other approvals required in connection therewith as well as the diversification of Enthusiast Gaming’s shareholder base, increased liquidity for shareholders and the acceleration of its business strategy.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the anticipated benefits of listing on the NASDAQ and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com, including those contained in the prospectus. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

Investor Relations Contact:
Eric Bernofsky, Chief Corporate Officer, 416.623.9360
investor@enthusiastgaming.com

Media Relations – ID Public Relations
EnthusiastGaming@id-pr.com